

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 19, 2010

<u>via U.S. mail and facsimile</u>

Mac McConnell, Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, TX 77040

      **RE: DXP Enterprises, Inc
              Item 4.02(a) Form 8-K
              Filed March 9, 2010
              File No. 0-21513**

Dear Mr. McConnell:

      We have completed our review of your 4.02 Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, to the undersigned at (202) 551-3769.

                       Sincerely,

                       Rufus Decker
                       Accounting Branch Chief